

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2020

Erke Huang
Chief Financial Officer
Golden Bull Ltd
707 Zhang Yang Road
Sino Life Tower, F35
Pudong, Shanghai, China 200120

> **Re: Golden Bull Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2018**
> **File No. 001-38421**

Dear Mr. Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance